OMV Investor News

September 2, 2008

OMV announces successful drilling offshore UK

- Promising exploration and appraisal drilling in UK continental shelf
- Laying the groundwork for future developments
- Further growth in UK's offshore oil and gas reserves expected

OMV, Central Europe's leading oil and gas group, today has announced that its 100% subsidiary OMV (U.K.) Ltd, together with international partners, has had two recent drilling successes in its core area of Northwestern Europe. Exploration well 204/25a-8 drilled on the Amos prospect, west of Shetlands, with the potential to be commercial due to its proximity to the producing Schiehallion field, was completed in April 2008 as an oil discovery. The Jackdaw appraisal well 30/2a-7 in the Central North Sea has successfully identified hydrocarbon volumes. A sidetrack appraisal well is currently being drilled and will be completed by the end of 2008. These recent drilling successes are expected to lay the groundwork for future developments.

Helmut Langanger, OMV Executive Board member responsible for Exploration and Production stated: "2008 has seen a substantial increase of commitment by OMV to the United Kingdom offshore areas, and these successes west of the Shetland Islands and in the North Sea are strong evidence of our expected growth in offshore oil and gas reserves and production in coming years."

Balanced International E&P portfolio

OMV holds a balanced international E&P portfolio in 20 countries structured around six core regions, namely CEE, North Africa, Northwestern Europe, the Middle East, Australia/New Zealand and the Russia/Caspian region. In the first half of 2008 OMV's daily production amounted to 316,000 boe/d and held reserves of 1.216 bn boe (as of December 31, 2007).

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FAROE ISLANDS
NORWAY
204/25a
ATLANTIC OCEAN
UK
30/2a
300 Kilometers

Notes to editors:

Consortium partners in block 204/25a

Hess Ltd (Operator)	47.05%
Statoil Exploration (UK) Ltd	17.65%
OMV (U.K.) Limited	**17.65%**
Murphy Petroleum Ltd	17.65%

Consortium partners in block 30/2a

BG International Limited (Operator)	43.14%
Maersk Oil North Sea Limited	37.34%
OMV (U.K.) Limited	**9.26%**
GDF Britain Limited	9.26%
ConocoPhillips Petroleum Company Limited	1.0%

Further information to 204/25a

The drilled exploration well 204/25a-8 and sidetracks 8z and 8y in Block 204/25a, were completed on April 10, 2008 as oil discoveries. The well, operated by Hess, is 150 km west of the Shetland Islands. OMV believes the discovery has the potential to be commercial due to its proximity to the producing Schiehallion Field (4 km to the north), although no decisions on this have been taken yet.

Further information to 30/2a

In OMV's second UK core area, the Central North Sea, a Jackdaw appraisal well has been successful in identifying additional hydrocarbon volumes. The consortium, operated by BG, decided to conduct a sidetrack which commenced on June 30, 2008 in order to further appraise the reservoir. The sidetrack appraisal well is planned to be completed by the end of 2008.

OMV (U.K.) Limited

OMV (U.K.) Limited is a wholly owned subsidiary of OMV Aktiengesellschaft, established in 1987 and headquartered in London. OMV (U.K.) Limited has currently 10 producing fields and 37 licenses. The average production is about 9,000 barrel of oil equivalent per day (boe/d).

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OMV Aktiengesellschaft

With Group sales of EUR 20.04 bn and a workforce of 33,665 employees in 2007, and a as market capitalization of approximately EUR 13 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.22 bn boe, a production of around 321,000 boe/d and an annual refining capacity of 26.4 mn t, OMV is the largest oil and gas group in Central Europe. OMV has 2,538 filling stations in 13 countries, resulting in a market share of 20% of the group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P), OMV is active in 20 countries in six core regions. OMV sells more than 13 bcm of gas per year. Via Baumgarten, one of the most important turntables for gas in Europe approximately 64 bcm gas is transported annually. OMV's Central European Gas Hub is amongst the three largest hubs in Europe. As of year-end 2007, OMV holds a 36% stake in Borealis AG, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the refining network Bayernoil and approximately 20% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition of 41.30% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Homepage: www.omv.com

Next result announcement: January – September and Q3 2008 on November 6, 2008

END

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